Exhibit 99.1

Central GoldTrust

Tuesday February 10, 2015

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the year ended December 31, 2014.

The Trust’s financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”), including IFRS 1 “First-time adoption of International Financial Reporting Standards” as issued by the International Accounting Standards Board (“IASB”). The transition to IFRS has had no impact on the financial position or financial performance of the Trust and has affected only the presentation of the Trust’s statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars)

	December 31,	December 31,	January 1,
	2014	2013	2013
	$	$	$
Assets:
Gold bullion at market	845,053,911	846,639,378	1,172,540,928
Cash and cash equivalents	11,064,910	13,854,297	17,570,380
Other receivables and prepayments	113,691	114,997	114,559
Total assets	856,232,512	860,608,672	1,190,225,867

Liabilities:
Accrued liabilities	955,712	485,491	651,608
Total liabilities	955,712	485,491	651,608

Equity:
Capital
Units issued: 19,299,000	744,870,733	744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	110,406,067	115,252,448	444,703,526
Total equity	855,276,800	860,123,181	1,189,574,259
Total liabilities and equity	856,232,512	860,608,672	1,190,225,867
Total equity per Unit	44.32	44.57	61.64
Exchange rate: U.S. $1.00 = Cdn.	1.1601	1.0636	0.9949
Total equity per Unit
expressed in Canadian dollars	51.41	47.40	61.32

The change in net assets (total assets less total liabilities) as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $4.8 million, or 0.6%, during the year to a total of $855.3 million. The decrease in net assets was primarily attributable to the 0.2% decrease in the market price of gold during the year which caused the unrealized appreciation of holdings to decrease by $1.6 million.

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, decreased by 0.6% from $44.57 to $44.32. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by 8.5%, from $47.40 to $51.41, primarily due to a 9.1% increase in the value of the U.S. dollar relative to the Canadian dollar.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars)

	Years ended December 31,
	2014	2013
	$	$
Income:
Interest	35,212	44,481
Total income	35,212	44,481
Expenses:
Administration fees	1,772,710	1,944,026
Safekeeping fees and bank charges	969,314	1,097,959
Trustees’ fees and expenses	170,122	157,085
Auditors’ fees	95,717	101,727
Regulatory filing fees	75,940	71,766
Unitholder information	47,756	45,904
Stock exchange fees	46,493	56,005
Legal fees	41,675	47,475
Registrar and transfer agent fees	22,031	24,346
Miscellaneous	197	256
Total expenses	3,241,955	3,546,549
Net loss from Trust administration	(3,206,743)	(3,502,068)
Change in unrealized appreciation of holdings	(1,639,638)	(325,949,010)
Net income (loss) and comprehensive income (loss)
inclusive of the change in unrealized
appreciation of holdings	(4,846,381)	(329,451,078)

Net loss, inclusive of the change in unrealized appreciation of holdings, was $4.8 million for the 2014 fiscal year compared to a net loss of $329.5 million for the 2013 fiscal year. Virtually all of this decrease was a result of the change in unrealized appreciation of holdings which resulted from a lower price of gold during the year as compared to the prior year.

The decrease in net assets during the year had an impact on several expense categories that are a function of net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, decreased during the year as a direct result of the lower level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses decreased, reflecting the decreased net assets under administration during the year.

Despite the reduction in net assets during the year, expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the 2014 fiscal year remained unchanged at 0.36% compared to fiscal 2013.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At December 31, 2014, the Units of Central GoldTrust were 98.8% invested in unencumbered, allocated and segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).